EXHIBIT 99
                                 [UNILEVER LOGO]

                             N E W S   R E L E A S E


Contact:  Nancy Goldfarb
          212-906-4690
                                                     FOR IMMEDIATE RELEASE


                        UNILEVER FINANCIAL CALENDAR 2003

New York, NY -- January 17, 2003 -- The payment timetable for Unilever 2002 final dividends and the 2003 interim dividends will be as follows:

FINAL FOR 2002               UNILEVER PLC                   PLC AMERICAN SHARES
Proposal announced           13 February 2003               13 February 2003
Declaration (at AGM)         7 May 2003                     7 May 2003
Ex-dividend date             14 May 2003                    14 May 2003
Record date                  16 May 2003                    16 May 2003
Payment date                 9 June 2003                    9 June 2003

FINAL FOR 2002               UNILEVER N.V.                  N.V. NEW YORK SHARES
Proposal announced           13 February 2003               13 February 2003
Declaration (at AGM)         7 May 2003                     7 May 2003
Ex-dividend date             9 May 2003                     14 May 2003
Record date                  8 May 2003                     16 May 2003
Payment date                 9 June 2003                    9 June 2003

INTERIM FOR 2003             UNILEVER PLC                   PLC AMERICAN SHARES
Announced                    29 October 2003                29 October 2003
Ex-dividend date             5 November 2003                5 November 2003
Record date                  7 November 2003                7 November 2003
Payment date                 1 December 2003                1 December 2003

INTERIM FOR 2003             UNILEVER N.V.                  N.V. NEW YORK SHARES
Announced                    29 October 2003                29 October 2003
Ex-dividend date             30 October 2003                5 November 2003
Record date                  29 October 2003                7 November 2003
Payment date                 1 December 2003                1 December 2003

OTHER KEY FINANCIAL DATES FOR 2003
Financial results will be published at 07.00hrs on the following dates:
Q1 Friday, May 2                    Pre-results update    Monday, March 24
Q2 Wednesday, July 30               Pre-results update    Monday, June 23
Q3 Wednesday, October 29            Pre-results update    Monday, September 22
Q4 Thursday, February 12 (2004)     Pre-results update    Wednesday, December 17

The Annual General Meetings of Unilever PLC and Unilever N.V. will be held on Wednesday, May 7, 2003, in London and Rotterdam respectively.

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UNILEVER BACKGROUND:

Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever [NYSE: UN, UL] sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

FOODS: Lipton teas, soups and side dishes; Wish-Bone salad dressings and marinades; Lawry's seasonings and specialty sauces; Shedd's Country Crock and "I Can't Believe It's Not Butter!" spreads and sprays; Ragu pasta and pizza sauces; Knorr soups, sauces and bouillons; Hellmann's and Best Foods mayonnaise; Skippy peanut butter; Bertolli olive oil, premium pasta sauces and frozen dinners; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Dove, Pond's and Vaseline skin care; the Suave family of skin- and hair-care products; Axe Deodorant Bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.


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